UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHINA XINIYA FASHION LIMITED
(Name of Issuer)

Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

16950W204

(CUSIP Number)

Wei Qizhi

6/F., Building 1, Hubei Daily Culture Creative Industry Park,

No. 181 Donghu Road,

Wuchang District, Wuhan City, Hubei Province, PRC 443000

+86-27-88569912

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16950W204

1.	Names of Reporting Persons Honest Plus Investments Limited I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) AF;OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 864,280,851
	8.	Shared Voting Power
	9.	Sole Dispositive Power 864,280,851
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 864,280,851
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 86.43%
14.	Type of Reporting Person (See Instructions) HC;OO

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CUSIP No. 16950W204

1.	Names of Reporting Persons Perfect Lead International Limited I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power 22,999,386
	8.	Shared Voting Power
	9.	Sole Dispositive Power 22,999,386
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,999,386
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.30%
14.	Type of Reporting Person (See Instructions) OO

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CUSIP No. 16950W204

1.	Names of Reporting Persons Luxuriant Mount Limited I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 864,280,851(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 864,280,851(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 864,280,851(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 86.43%
14.	Type of Reporting Person (See Instructions) HC;OO
______________

(1) The Shares (as defined below) are held by Honest Plus Investments Limited (“Honest Plus”). Luxuriant Mount Limited (“Luxuriant”) owns 55.79% of Honest Plus. Wei Qizhi is the sole director of Honest Plus, the sole director of Luxuriant, and has voting and dispositive power over the Shares held by Honest Plus. Wei Qizhi also owns 50.91% of Luxuriant. Luxuriant and Wei Qizhi each disclaims beneficial ownership of Shares held by Honest Plus, except to the extent of their pecuniary interest therein. Honest Plus, Perfect Lead International Limited (“Perfect Lead”) Luxuriant and Wei Qizhi expressly disclaim status as a group for purposes of this Schedule 13D.

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CUSIP No. 16950W204

1.	Names of Reporting Persons Wei Qizhi I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization PRC

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 887,280,237(1)(2)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 887,280,237(1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 887,280,237(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 88.73%
14.	Type of Reporting Person (See Instructions) IN
______________

(1) Perfect Lead International Limited (“Perfect Lead”) directly holds 22,999,386 Shares. Wei Qizhi is the sole director and owner of Perfect Lead and has voting and dispositive power over the Shares held by Perfect Lead.

(2) The Shares are held by Honest Plus. Luxuriant owns 55.79% of Honest Plus. Wei Qizhi is the sole director of Honest Plus, the sole director of Luxuriant, and has voting and dispositive power over the Shares held by Honest Plus. Wei Qizhi also owns 50.91% of Luxuriant. Luxuriant and Wei Qizhi each disclaims beneficial ownership of Shares held by Honest Plus, except to the extent of their pecuniary interest therein. Honest Plus, Perfect Lead, Luxuriant and Wei Qizhi expressly disclaim status as a group for purposes of this Schedule 13D.

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SCHEDULE 13D

Item 1. Security and Issuer

The statement on Schedule 13D filed on November 18, 2016 (“Original Filing”) relating to shares of ordinary shares, par value $0.00005 per share (the “Shares”) of China Xiniya Fashion Limited, a Cayman Islands corporation (the “Issuer”) is hereby further amended as set forth below by this Amendment No. 1 (the “Amendment”). The Issuer’s principal executive offices are located at 6/F., Building 1, Hubei Daily Culture Creative Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China (“PRC”) 443000.This Amendment supplements and amends the Original Filing to the extent specified herein. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Original Filing.

Item 2. Identity and Background

This Amendment is being filed jointly on behalf of Honest Plus Investments Limited (“Honest Plus”), Perfect Lead International Limited (“Perfect Lead”), Luxuriant Mount Limited (“Luxuriant”), and Wei Qizhi (Honest Plus, Luxuriant, and Wei Qizhi each a “Reporting Person” and collectively referred to as the “Reporting Persons”).

The agreement among the Reporting Persons relating to the joint filing of this statement was previously filed as Exhibit A to the Original Filing. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Honest Plus, Perfect Lead, Luxuriant, and Wei Qizhi expressly disclaim status as a “group” for purposes of this Schedule 13D. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

1.      Honest Plus.

(a)	Honest Plus is a corporation organized under the laws of the British Virgin Islands with a principal business involving investments.

(b)	The principal office for Honest Plus is located at 6/F., Building 1, Hubei Daily Culture Creative Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, PRC 443000.

(c)	Within the last five years, Honest Plus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, Honest Plus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

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2.      Perfect Lead.

(a)	Perfect Lead is a corporation organized under the laws of the British Virgin Islands with a principal business involving investments.

(b)	The principal office for Perfect Lead is located at 6/F., Building 1, Hubei Daily Culture Creative Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, PRC 443000.

(c)	Within the last five years, Perfect Lead has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, Perfect Lead has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

3.      Luxuriant.

(a)	Luxuriant is a corporation organized under the laws of the British Virgin Islands with a principal business involving investments.

(b)	The principal office for Luxuriant is located at 6/F., Building 1, Hubei Daily Culture Creative Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, PRC 443000.

(c)	Within the last five years, Luxuriant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)	During the last five years, Luxuriant has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

4.      Mr. Wei Qizhi.

Mr. Wei Qizhi is the sole director of Honest Plus and Luxuriant, and he is also a shareholder of Luxuriant and an indirect shareholder of Honest Plus. In addition, Wei Qizhi is the sole director and shareholder of Perfect Lead. Perfect Lead owns 22,999,386 Shares. As a result, Mr. Wei Qizhi may be deemed to have voting power over the Shares held by Honest Plus, Luxuriant, and Perfect Lead.

(a)	Mr. Wei Qizhi is an individual.

(b)	Mr. Wei Qizhi’s business address is 6/F., Building 1, Hubei Daily Culture Creative Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, PRC 443000.

(c)	Mr. Wei Qizhi’s present principal occupation is a general manager, but he also serves as the sole director of Honest Plus and Luxuriant.

(d)	Within the last five years, Mr. Wei Qizhi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Wei Qizhi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Wei Qizhi is a citizen of the PRC.

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Item 3. Source and Amount of Funds or Other Consideration

On December 28, 2017, Honest Plus acquired 91,997,543 Shares and Perfect Lead acquired 22,999,386 Shares for an aggregate purchase price of RMB86,426,660 (or approximately US$0.11 per share) pursuant to a Share Purchase Agreement, as amended on October 27, 2016, and on December 10, 2017 (the “Share Purchase Agreement”), by and between Qiming Investment Limited, a British Virgin Islands company (“Qiming Investment”), Qiming Xu, the former Chairman and Chief Executive Officer of the Issuer (“Mr. Qiming Xu”), Honest Plus, and Perfect Lead. Wei Qizhi is the sole director of Honest Plus and Perfect Lead and has voting and dispositive power over the Shares held by Honest Plus and Perfect Lead; Wei Qizhi disclaims beneficial ownership of Shares held by Honest Plus, except to the extent of his pecuniary interest therein. The Shares purchased under the Share Purchase Agreement was paid by Honest Plus and Perfect Lead pursuant to an interim loan (the “Loan”) from Hubei New Nature Co., Ltd. (“New Nature”), a company substantially owned and control by Wei Qizhi. The amount of RMB69,141,328 of the Loan has subsequently been repaid by Honest Plus form the proceeds received under the Securities Purchase Agreement (as defined below) and the amount of RMB17,105,332 of the Loan attributable to Perfect Lead was forgiven by New Nature.

As a condition to the Share Purchase Agreement, Honest Plus sold all of its shares in True Silver Limited, a British Virgin Islands company (“True Silver”) to the Issuer in exchange for a cash payment of RMB228,000,000 and 772,283,308 Shares (based on a per share price of approximately US$0.1516) from the Issuer pursuant to the Securities Purchase Agreement, dated December 10, 2017 (the “Securities Purchase Agreement”), by and among the Issuer, True Silver, Honest Plus, Qiming Investment, Xiniya Holdings Limited, Xiniya (China) Company Limited, Xiamen Xiniya Enterprise Management Consulting Co., Ltd., Fujian Xiniya Garments and Weaving Co., Ltd., Chutian Financial Holdings (Hong Kong) Limited, Hubei Chutian Microfinance Co., Ltd. and Wuhan Chutian Investment Holding Co., Ltd. The transactions contemplated by the Securities Purchase Agreement closed on December 28, 2017 (the “Closing”).

As of the Closing, Perfect Lead ceased to be the beneficial owner of more than 5% of the Shares.

Item 4. Purpose of the Transaction

The Reporting Persons acquired the Shares for investment purposes and to effect a change of control of the Issuer, (ii) divesture of the Issuer’s prior textile and apparel clothing business, and (iii) acquisition of the Issuer’s current microfinance lending business from Honest Plus pursuant to the terms and conditions of the Securities Purchase Agreement.

Pursuant to the Securities Purchase Agreement, effective as of the Closing, Ms. Wenting (Tina) Xiao and Messrs. Qizhi Wei, H. David Sherman, Duoguang Bei and Michael J. Viotto were appointed to the Issuer’s board of directors concurrent with the board resignation of Messrs. Qiming Xu, Kangkai Zeng, Alvin Ang and Jianxin Chen. In addition, effective as of the Closing, Messrs. Qiming Xu, Kangkai Zeng and Tiande Liao will resign from all offices of the Issuer.

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The Reporting Persons intend to cause the Issuer to amend its charter to change the Issuer’s name to be more closely aligned with its new microfinancing lending business and to increase the authorized number of Shares from one billion (1,000,000,000) to two billion (2,000,000,000).

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed below, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The calculation of this percentage is based on 1,000,000,000 Shares issued and outstanding as of January 5, 2018.

Honest Plus owns 864,280,851 Shares, representing 86.43% of the outstanding Shares.

Perfect Lead owns 22,999,386 Shares, representing 2.303% of the outstanding Shares.

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Luxuriant owns 55.79% of Honest Plus and is controlled by a common sole director, Wei Qizhi. Therefore, Luxuriant may be deemed to have beneficial ownership of 864,280,851 Shares, representing 86.43% of the Shares; however, Luxuriant and Wei Qizhi each disclaims beneficial ownership of Shares held by Honest Plus, except to the extent of their pecuniary interest therein. Honest Plus, Perfect Lead, Luxuriant and Wei Qizhi expressly disclaim status as a group for purposes of this Schedule 13D.

Mr. Wei Qizhi is the sole director and shareholder of Luxuriant and Perfect Lead; and is also the sole director and indirect controlling shareholder of Honest Plus through Luxuriant. As such, Mr. Wei Qizhi may be deemed to have beneficial ownership of 887,280,237 Shares, representing 88.73% of the Shares; however, Luxuriant and Wei Qizhi each disclaims beneficial ownership of Shares held by Honest Plus, except to the extent of their pecuniary interest therein. Honest Plus, Perfect Lead, Luxuriant and Wei Qizhi expressly disclaim status as a group for purposes of this Schedule 13D.

(b)	The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Honest Plus	864,280,851	0	864,280,851	0
Perfect Lead	22,999,386	0	22,999,386	0
Luxuriant	0	864,280,851	0	864,280,851
Mr. Wei Qizhi	0	887,280,237	0	887,280,237

(c)	Except as set forth herein, none of the Reporting Persons has effected any transactions in the Shares during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The content of the foregoing Items is hereby incorporated herein by reference in entirety.

Item 7. Materials to be Filed as Exhibits

Exhibit A - Joint Filing Agreement, dated as of November 15, 2016, among the Reporting Persons*

Exhibit B- Share Purchase Agreement and Amendment No. 1 to the Share Purchase Agreement *

Exhibit C- Voting Agreement and Irrevocable Proxy, as amended *

Exhibit D - Amendment No. 2 to the Share Purchase Agreement**

Exhibit E - Securities Purchase Agreement***

_____________

* Previously filed

** Attached herewith

*** Incorporated by reference to Exhibit 99.5 on the Issuer’s Form 6-K submitted with the Securities and Exchange Commission on December 11, 2017

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Honest Plus Investments Limited, a British Virgin Islands company /S/ WEI QIZHI Wei Qizhi, Sole Director Date: January 11, 2018
Perfect Lead International Limited, a British Virgin Islands company /S/ WEI QIZHI Wei Qizhi, Sole Director Date: January 11, 2018
Luxuriant Mount Limited, a British Virgin Islands company /S/ WEI QIZHI Wei Qizhi, Sole Director Date: January 11, 2018
Wei Qizhi /S/ WEI QIZHI Wei Qizhi, an individual Date: January 11, 2018

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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EXHIBIT D

AMENDMENT NO. 2 TO THE

SHARE PURCHASE AGREEMENT

This AMENDMENT NO. 2 TO THE SHARE PURCHASE AGREEMENT (the “Amendment”) is made as of December 10, 2017, by and among Qiming Investment Limited, a British Virgin Islands company (“Seller”), Qiming Xu (“Xu”), Perfect Lead International Limited, a British Virgin Islands Company (“PLIL”), and Honest Plus Investments Limited, a British Virgin Islands Company (“HPIL,” and with PLIL, each a “Purchaser”, collectively the “Purchasers”). The Seller, Xu, and the Purchasers, collectively referred to herein as the “Parties”).

RECITALS

WHEREAS, the Seller, Xu and Purchasers entered into a Share Purchase Agreement, dated as of July 17, 2016, and as amended on October 27, 2016 (the “Agreement) (capitalized terms used but not defined in this Amendment shall have the meaning provided in the Agreement); and

WHEREAS, the Purchasers wish to amend Schedule A to the Agreement.

NOW THEREFORE, in consideration of the recitals set forth herein above and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, each of the Parties hereto, intending legally to be bound, hereby agrees as follows:

AGREEMENT

1. Incorporation of Recitals. The Parties hereby agree and acknowledge that all of the Recitals set forth herein above are true, complete, and correct in every respect and hereby incorporate said Recitals into this Amendment by reference.

2. Schedule A. The Parties hereby agree to delete Schedule A to the Agreement and to replace in its entirety by the following:

SCHEDULE A

Purchasers	Number of Shares	Portion of the Purchase Price (%)
Perfect Lead International Limited	22,999,386	20%
Honest Plus Investments Limited	91,997,543	80%

11. Counterparts. This Amendment may be executed in several counterparts and all so executed shall constitute one Amendment, binding on all the Parties hereto, notwithstanding that all the Parties are not signatories to the original or same counterpart.

12. Electronic Delivery. The Parties may execute copies of this Amendment and delivery by email, facsimile, or other electronic means shall be deemed to be delivery of an executed Amendment.

[signature page follow]

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

Seller Qiming Investment Limited, a British Virgin Islands company /s/ Qiming Xu Qiming Xu, Sole Director

Qiming Xu

/s/ Qiming Xu Qiming Xu
Purchasers Perfect Lead International Limited, a British Virgin Islands company /s/ Wei Qizhi Wei Qizhi, Sole Director

Honest Plus Investments Limited, a British Virgin Islands company /w/ Wei Qizhi Wei Qizhi, Sole Director

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